Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

AFRICAN MINING AT CROSSROADS, WARNS BRISTOW

Cape Town, 6 February 2018 - The mining industry’s unique ability to function as a primary driver of economic growth in Africa will be impaired or even destroyed unless mining companies and their host countries work together to address the existential challenges it faces, Randgold Resources chief executive Mark Bristow said today.

Speaking at the Mining Indaba, Bristow said while the industry was at least to some extent dealing with the consequences of its recent excesses, the same could not be said of some of its host governments in Africa, who seemingly expect their revenue streams from mining to continue at supercycle strength and are re-writing the rules to make sure that they harvest more from less.

“How will hard-pressed companies, still struggling to recover, cope with these demands?” he asked. “By high-grading more and investing less, and that is not good for anyone, let alone the future generations of our great continent.”

Bristow noted that when African countries started liberalising their economies in the mid-Nineties, they immediately attracted foreign investment, and their fledgling mining sectors began to grow to substantial proportions. This trend was now reversing, and despite its great mineral wealth, Africa last year attracted only 14% of global exploration expenditure, versus 30% to South America and 28% to North America.

“As long as African countries offered mining codes and fiscal regimes that were reasonably investor-friendly, companies were prepared to take the risks of limited or non-existent infrastructures and skills bases, as well as political volatility. Start making unreasonable demands, however, and investors will vote with their feet,” he said.

“The argument for a real partnership between mining companies and their host governments has never been more compelling than now. Its real benefits are vividly demonstrated by Randgold’s example. Despite Africa’s inherent challenges, we have built here a world-class gold business through a long-term strategy designed to create real value for all stakeholders.”

“Unfortunately, all that we and other companies have built has been put at risk by recent developments that amount to no less than an abuse of the partnership concept by one side. At a time when Africa is endeavouring to become a major economic force, this is bad for the continent as well as the industry. However, as the new ANC leadership has shown with its intervention in the South African mining code impasse, good sense can still prevail.”

Earlier this week, Randgold announced that it was engaging at the highest level with the government of the Democratic Republic of Congo about its new mining code which, in Bristow’s words, “seems based on the irrational premise that the state is somehow entitled to the entire net cash flow from the mines”.

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com
Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.